Himalaya Shipping Ltd. (HSHP) – Commencement of employment and grant of share options

Hamilton, Bermuda, September 2, 2024

The Company is pleased to announce that Lars-Christian Svensen has commenced as Chief Commercial Officer of 2020 Bulkers Ltd. on September 1, 2024, as well as Chief Commercial Officer of Himalaya Shipping Ltd., under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd.

In September 2021, the Board established a long-term incentive plan for the Group's directors and other key human resources (the "LTI Plan") and approved a set of general rules for the LTI Plan. Furthermore, the Board allocated 800,000 of the Company's authorised but unissued share capital as settlement of the exercised options granted under the LTI Plan.

The Board has resolved to grant 65,000 share options to a person discharging managerial responsibilities under the Company's LTI Plan. Each share option gives the holder the right to purchase one share in the Company at an exercise price of US$10.00. The share options will vest over a period of three years and expire five years after the grant date.

Following the grant, the total number of outstanding share options is 800,000.

The following PDMR has been granted share options:

Lars-Christian Svensen (Contracted CCO), was granted 65,000 share options, following which he holds in total 65,000 share options.

Please see the attached form of notification and public disclosure by the PDMR.

This information is subject to the disclosure requirements in article 19 of the Regulation (EU) 596/2014 (the Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.